Jonathan H. Talcott   March 30, 2011
Nelson Mullins Riley & Scarborough LLP
101 Constitution Avenue, NW, Suite 900
Washington, D.C. 20001

        RE: Fidus Investment Corporation
                File Nos.: 814-00861; 333-172550

Dear Mr. Talcott:

        We have the following comments on the registration statement on Form N-2 filed
on March 1, 2011, by Fidus Investment Corporation (the "Company") to register
common shares of the Company under the Securities Act of 1933 ("1933 Act"). The
registration statement also registers Fidus Mezzanine Capital, L.P. on Form N-5 under
the 1933 Act and the Investment Company Act of 1940 ("1940 Act"). The Company
expects to file an election to be regulated as a business development company ("BDC")
under the1940 Act.

        General

1. Whenever a comment is made with respect to disclosure in one location of the
    filing, it applies to similar disclosure found elsewhere.

2. Certain items of disclosure were omitted from the registration statement. We
    may have comments on such items when they are included in a pre-effective
    amendment to the registration statement.

        Prospectus

3. Summary—Fidus Investment Corporation—The disclosure in this section states
    that the Company was formed to continue and expand the business of Fidus
    Mezzanine Capital, L.P. Please add that investments also will be made at the
    parent level.

4. Summary—Investment Criteria/Guidelines—Please disclose any   guidelines or
    restrictions on the ratio of investments in debt and equity. In addition, disclose if
    there is any "viable exit strategy" for equity investments.

5. Summary—Portfolio Companies—In the table of investments,
    please add a column showing the type of investment (debt or equity).

6. Summary—Formation Transactions—Please provide an analysis of the formation transactions under Section 57 of the 1940 Act; include a discussion of whether an exemption from the provisions of this section is necessary.

7. Fees and Expenses—Disclose whether or not the Company anticipates leveraging through the offering of preferred stock during the next 12 months. If the Company anticipates such an offering, then provide the following additional disclosure, as applicable:

    a. Under the Stockholder transaction expenses section of the fee table, provide a "preferred stock offering expenses borne by holders of common stock" line item presentation. Expand the disclosure accompanying the Example to clarify that such amount is included in the Example's tabular presentation.
    b. Make clear that the "Other expenses (estimated)" line item includes the cost of issuing preferred stock.
    c. Add a "Cost of servicing preferred stock" line item (or, in the alternative, include such expenses in an appropriate caption, *e.g.,* "Leverage expense") before the "Total annual expenses (estimated)" line item, and provide a footnote explanation. The cost of servicing preferred stock or leverage expense component should include all of the costs of servicing and issuing preferred stock stated as a percentage of net assets attributable to common shares.
    d. State that the expense Example includes the cost of servicing preferred stock.
    e. Footnote 5 to the Fee Table states that the first part of the incentive fee will equal 20% of the excess of the net investment income that exceeds a hurdle rate. Please disclose that, since the hurdle rate is fixed, as interest rates rise, it will be easier for the adviser to surpass the hurdle rate and receive an incentive fee based on net investment income.

24. Related Party Transactions and Certain Relationships—At present, the Company's board of directors is not composed of a majority of independent members. Disclose if it is expected that the future board, a majority of whom will be independent, will approve the transactions described in this section that have not been "determined through arm's-length negotiations."

25. Explain in your response the accounting treatment to be accorded the Company's wholly owned subsidiaries. For example, inform the staff whether the subsidiaries' financial statements will be consolidated with those of the Company.

    25. Explain in your response whether the existing partnership agreements continue to be in effect after the formation transactions take place.

26. The quarterly incentive fee calculations presented on page 84 specifically state the exclusion of organization and offering expenses. The description on page 82 of the management fee does not discuss the exclusion of the organization and offering expenses. Ensure that the description and the expense example are consistent.

27. Will Fidus Investment Advisers, LLC be the advisor to both the BDC and Fidus Mezzanine, L.P. after the formation transactions occur?

28. Please explain in your response whether the capitalization table on page 45 will include proceeds of the offering as well as activity for Fidus Investment Corporation.

29. Explain in your response the valuation methodology used for non-controlled debt. In addition, please explain specifically the methodology used for Fairchild Industrial Products Company. There are two subordinated notes maturing on the same date with different interest rates; however, both holdings are valued at par.

30. Explain the valuation methodology used at December 31, 2009, for Casino Signs & Graphics, LLC. There are two senior secured loans both at the same interest rate and both on a nonaccrual status. One of the loans has been written down to zero and the other one is valued at $2,672,307.

31. In the Consolidated Statement of Assets and Liabilities, parenthetically disclose the amount of the SBA debentures that are due within one year.

32. In the Consolidated Schedule of Investments, please separately disclose the payment in kind interest versus the cash portion.

33. In the Consolidated Statement of Assets and Liabilities, there is a balance of $17,056,508 for accumulated net investment income. Will this income need to be distributed to the BDC and its shareholders after the formation transactions?

34. Please advise the Staff as to whether the Company accrues an expense for the potential capital gains incentive fee payable in a situation where the Company has accrued unrealized appreciation.

35. In the Consolidated Statement of Changes for the periods presented, has there been an allocation of carried interest from the limited partners to the general partner in accordance with note 5 to the Consolidated Financial Statements?

36. Note 4 to the Consolidated Financial Statements states that an independent valuation firm will be engaged to assist in the valuation of each portfolio

investment without a readily available market quotation. Please identify the firm and the procedures to be used for valuing these assets. In addition, inform us in your response whether a properly constituted board (with a majority of independent members) will pass on the selection of the loan assets and their valuations.

37. The notes to the Financial Statements discuss the wholly owned taxable subsidiaries that are consolidated into Fidus Mezzanine Capital, L.P. Please explain whether the taxable subsidiaries are permissible investments under Subchapter M of the Internal Revenue Code.

38. Please explain supplementally whether Fidus Investment G.P., LLC will continue to be a subsidiary of Fidus Investment Corp. and explain the function of the subsidiary after the formation transactions occur.

****

The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Company should provide a response to all comments. Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;
- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have questions regarding this comment letter or the filing, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel

Sheila Stout
Senior Staff Accountant